Exhibit 99.4

Volmacht (enkel te gebruiken door Aandeelhouders)	Proxy (to be used by Shareholders only)
De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)
stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)
(Indien de naam van de volmachtdrager niet is ingevuld, zal de volmacht geacht worden te zijn gegeven aan de Senior Counsel van de Vennootschap)	(If the name of the proxy holder is not completed, the proxy will be deemed to be given to the Senior Counsel of the Company)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,
aan wie hij/zij volmacht geeft tot bijwonen van en om stemrechten uit te oefenen tijdens de Bijzondere Algemene Vergadering van de Vennootschap die zal plaatsvinden op dinsdag 22 december 2015 om 14 uur op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the Special Shareholders’ Meeting of the Company to be held on Tuesday 22 December 2015 at 2:00 p.m. CET at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.
Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook voor deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote for such new agenda items insofar the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Galapagos NV | Volmacht BAV 22 december 2015 | Proxy SGM 22 December 2015	P. 1 | 3

Agenda
1. Bevestiging van benoeming Onafhankelijke Bestuurder.	1. Confirmation of appointment of Independent Director.

Voorstel van besluit: De Algemene Vergadering besluit om de benoeming als Bestuurder van de Vennootschap van Dr. Christine Mummery (wonende te Bilthoven, Nederland) door de Raad van Bestuur ter invulling van een vacature, met ingang vanaf 30 september 2015, te bekrachtigen en om haar te benoemen als Bestuurder van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de Algemene Vergadering in 2019 die de goedkeuring van de jaarrekening op haar agenda heeft. Op voorstel van de Raad van Bestuur en in overeenstemming met het advies van het Benoemings- en Remuneratiecomité van de Vennootschap, besluit de Algemene Vergadering verder om Dr. Mummery te benoemen als Onafhankelijke Bestuurder aangezien zij voldoet aan de onafhankelijkheidscriteria uiteengezet in artikel 526ter van het Wetboek van vennootschappen en Dr. Mummery uitdrukkelijk heeft verklaard geen (en de Raad evenmin op de hoogte is van enige) banden met een vennootschap te hebben die haar onafhankelijkheid in het gedrang zouden brengen.

De Algemene Vergadering erkent dat de Raad van Bestuur de bezoldiging mag bepalen die aan Dr. Mummery zal worden toegekend voor de uitoefening van haar mandaat als Bestuurder van de Vennootschap, binnen de grenzen van de volmacht die unaniem werd goedgekeurd door de Algemene Vergadering gehouden op 28 april 2015 (achtste agendapunt – Bezoldiging van Bestuurders).

Proposed resolution: The Shareholders’ Meeting resolves to confirm the appointment of Dr. Christine Mummery (residing in Bilthoven, The Netherlands) as a Director of the Company, made by the Board as from 30 September 2015 to fill a vacancy, and to appoint her as a Director of the Company for a period of four years ending immediately after the Shareholders’ Meeting in 2019 which has the approval of the annual accounts on its agenda. Upon the proposal of the Board and in accordance with the advice of the Company’s Nomination and Remuneration Committee, the Shareholders’ Meeting further resolves to appoint Dr. Mummery as an Independent Director as she meets the criteria of independence set forth in article 526ter of the Belgian Companies Code and Dr. Mummery expressly stated, and as far as the Board is aware, she does not have any relationship with any company that would compromise her independence.

The Shareholders’ Meeting acknowledges that the Board may determine the remuneration to be granted to Dr. Mummery for the exercise of her mandate as a Director of the Company within the limits of the power of attorney unanimously approved by the Shareholders’ Meeting on 28 April 2015 (eighth agenda item – Remuneration of Directors).

Agendapunt 1 - Steminstructie:	Agenda item 1 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

2. Aanbod van warrants.	2. Offer of warrants.

Voorstel van besluit: De Algemene Vergadering besluit om het voorstel van het Benoemings- en Remuneratiecomité van de Vennootschap goed te keuren om bijkomende warrants aan de Bestuurders van de Vennootschap aan te bieden gelet op de bevindingen van een onafhankelijke vergelijkende studie en de aanbevelingen van een externe adviseur volgend op de recente notering van de Vennootschap in de Verenigde Staten op Nasdaq en de groei van de Vennootschap. De Algemene Vergadering besluit bijgevolg: (i) om 100.000 warrants aan te bieden aan Dhr. Onno van de Stolpe, 15.000 warrants aan Dr. Raj Parekh, en 7.500 warrants aan elkeen van Dr. Werner Cautreels, Dr. Harrold van Barlingen, Dhr. Howard Rowe, Mw. Katrine Bosley en Dr. Christine Mummery, onder warrantplannen te creëren door de Raad van Bestuur ten gunste van de Bestuurders, werknemers en zelfstandige consulenten van Galapagos en haar dochtervennootschappen in het kader van het toegestaan kapitaal (samen “Warrantplan 2015 (B)”), waarvan de voornaamste voorwaarden in lijn zullen zijn met de voorgaande warrantplannen van de Vennootschap, (ii) om volmacht te geven aan de Gedelegeerd Bestuurder, alsmede aan elke andere Bestuurder voor wat betreft het aanbod aan de Gedelegeerd Bestuurder zelf, om dit aanbod te implementeren, en (iii) om, voor zover als nodig, het aanbod goed te keuren van warrants aan leden van het Directiecomité van Galapagos onder Warrantplan 2015 (B) overeenkomstig het remuneratiebeleid en de remuneratiepraktijken van Galapagos. Overeenkomstig artikels 520ter en 556 van het Wetboek van vennootschappen, keurt de Algemene Vergadering uitdrukkelijk de bijzondere bepalingen van dergelijk Warrantplan 2015 (B) goed waarbij, in uitzonderlijke omstandigheden (waaronder in geval van wijziging in de controle van de Vennootschap), alle 700.000 warrants die worden aangeboden onder Warrantplan 2015 (B) (in de mate waarin deze ook worden aanvaard) vervroegd kunnen worden uitgeoefend, zelfs vóór de derde verjaardag van de toekenning ervan.

De besluiten van deze Algemene Vergadering met betrekking tot de uitgifte van warrants kunnen slechts worden uitgevoerd indien de Autoriteit voor Financiële Diensten en Markten (FSMA) aan de Vennootschap heeft meegedeeld geen bezwaar te moeten maken tegen de in dit agendapunt opgenomen uitgifte van warrants.

Proposed resolution: The Shareholders’ Meeting resolves to approve the proposal of the Company’s Nomination and Remuneration Committee to offer additional warrants to the Company’s Directors in light of an independent benchmarking exercise and recommendation by an external advisor, following the growth of the Company and the recent US listing of the Company on Nasdaq and consequently (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley and Dr. Christine Mummery, under warrant plans to be created by the Board of Directors for the benefit of Directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2015 (B)”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the Managing Director, as well as any other Director as regards the offer to the Managing Director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ Executive Committee under Warrant Plan 2015 (B) in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the Shareholders’ Meeting expressly approves the particular provisions of such Warrant Plan 2015 (B) pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), all 700,000 warrants offered (to the extent accepted) under Warrant Plan 2015 (B) can be exercised early, even before the third anniversary of their award.

The resolutions of this Shareholders’ Meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Galapagos NV | Volmacht BAV 22 december 2015 | Proxy SGM 22 December 2015	P. 2 | 3

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:
☐	☐	☐
Voor / In favor	Tegen / Against	Onthouding / Abstention

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:
(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachthouder altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;
(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de Senior Counsel van Galapagos NV, die een werknemer is van Galapagos NV maar geen lid van haar Raad van Bestuur of haar Directiecomité;	(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the Senior Counsel of Galapagos NV, who is an employee of Galapagos NV but not a member of its Board of Directors or of its Executive Committee.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.	The present proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)
(Naam / Name)
(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 16 december 2015 toe te komen op de zetel van Galapagos NV. Het dient te worden overgemaakt per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed proxy form must be received at the latest on 16 December 2015 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).
Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden zoals beschreven in de oproeping tot de Bijzondere Algemene Vergadering.	Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the Special Shareholders’ Meeting.

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